Exhibit 99.1

News

 Mayflex and RiT Technologies Announce Partnership
New EPV Cabling Management Solution

Tel Aviv, Israel and Birmingham, UK 2nd March, 2010 - RiT Technologies Ltd. (NASDAQ: RITT) and Mayflex today announced a strategic partnership agreement  that sees Mayflex, U.K.-based provider of advanced cabling infrastructure, add RiT’s recently-launched EPV Cabling Management Solution to its Excel range of copper and optical fibre cabling systems. Through this agreement, the EPV solution will be available to Excel customers in the U.K. and Ireland.

EPV is RiT’s most recent addition to its industry-leading portfolio of Enterprise cabling management solutions. Designed for easy deployment in existing cabling networks, EPV is intended for organizations looking to take a first, risk-free step into cabling management, thereby gaining an accurate, real-time picture of the cabling infrastructure. As a standalone solution designed to work straight from the box EPV requires no installation of additional software or servers and is extremely simple to operate.

“The EPV concept is a winner, and we are excited to introduce it to the Excel installer base,” commented Andrew Percival, Managing Director, Mayflex. “After deciding to add a cable management solution to our offering, it was natural for us to turn to RiT, the industry’s clear leader, for the most advanced and innovative solution in the Cable Management space. We look forward to working together to bring this practical, user-friendly solution to a market in need of better control.”

Simon Robinson, Excel Product Manager continued ‘Positioning wise, the sweet spot for EPV is the top end of the SME market, and the bottom end of the enterprise market, and any organization with remote facilities.  We see great scope for this solution in retail, local government, dispersed office environments, and manufacturing/campus sites.  Ease of set up and use, mean that cost of ownership is low, and return on investment can be genuinely be made in just a matter of months’.

EPV consists of a number of hardware components, including an EPV Central and EPV Scout or an EPV Controller, depending upon the topology of the network, which are connected easily to the panels in a company’s existing communication racks. Once this hardware is connected to the network, EPV automatically collects up-to-date information regarding connections throughout the panels and communications racks. Delivered via a user-friendly, permission-based GUI on Internet web browsers, this information is accessible wherever there is Internet connectivity. In addition, since all connectivity changes are detected immediately, the system is able to send notifications and real-time alerts the moment a change occurs, both to the system GUI and to the IT staff via email.

Avi Kovarsky, President and CEO of RiT Technologies, concluded, “We are very excited by the strong positive reception that the market has given our EPV concept and look forward to introducing it to markets throughout the world. We are gratified that a brand as prestigious and far-reaching as Excel will include our solution and believe the relationship will help us make a strong penetration into the Enterprise marketplace throughout the UK and beyond.”

EPV will be available with Excel from April 2010 onwards.

RiT Technologies Ltd.

News

About RiT Technologies
RiT is a leading provider of intelligent solutions for infrastructure management, asset management, environment and security, and network utilization. RiT Enterprise solutions address datacenters, communication rooms and workspace environments, ensuring maximum utilization, reliability, decreased downtime, physical security, automated deployment, asset tracking, and troubleshooting. RiT Environment and Security solutions enable companies to effectively control their datacenters, communications rooms and remote physical sites and facilities in real-time, comprehensively and accurately. RiT Carrier solutions provide carriers with the full array of network mapping, testing and bandwidth qualification capabilities needed for access network installation and service provisioning. RiT's field-tested solutions are delivering value in thousands of installations for top-tier enterprises and operators throughout the world.

For more information, please visit our website: www.rittech.com

About Excel
Excel is a complete, end-to-end networking solution, offering exceptional performance, reliability and support, manufactured to European quality standards and covered by one warranty.

Excel structured cabling products constitute an end-to-end solution where performance and ease of installation are prerequisites. With an emphasis on compatibility and standards compliance ‘from cable to cabinet’, reliability and product availability, Excel is the complete trusted solution. Since the brand was conceived in 1997, Excel has enjoyed formidable growth.

As reported in the 2007, 2008 and 2009 BSRIA reports, Excel is the number 4 structured cabling brand in the UK, and is a growing force in markets across EMEA with customers supported by Excel offices in both the UK and Dubai, United Arab Emirates.

For more information please visit http://www.excel-networking.com/

Safe Harbor Statement
In this press release, all statements that are not purely about historical facts, including, but not limited to, those in which we use the words “believe,” “anticipate,” “expect,” “plan,” “intend,” “estimate", "forecast", “target”, “could” and similar expressions, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  For example, when we discuss a field trial which could lead to a multi-million dollar Carrier deal, we are using a forward looking statement. While these forward-looking statements represent our current judgment of what may happen in the future, actual results may differ materially from the results expressed or implied by these statements due to numerous important factors, including, but not limited to, those described under the heading “Risk Factors” in our most recent Annual Report filed with the Securities and Exchange Commission (SEC) on Form 20-F, which may be revised or supplemented in subsequent reports filed with the SEC.  These factors include, but are not limited to, the following: our ability to raise additional financing, if required; the continued development of market trends in directions that benefit our sales; our ability to maintain and grow our revenues; our dependence upon independent distributors, representatives and strategic partners; our ability to develop new products and enhance our existing products; the availability of third-party components used in our products; the economic condition of our customers; the impact of government regulation; and the economic and political situation in Israel.  We are under no obligation, and expressly disclaim any obligation, to update the forward-looking statements in this press release, whether as a result of new information, future events or otherwise.

COMPANY CONTACT:
Eran Ayzik
CFO
+972-3- 645 5214
erana@rit.co.il

RiT Technologies Ltd.